FORM C-AR
ANNUAL COMPANY REPORT 2022
PURPOSE8 REAL ESTATE, LLC

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer isn't required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	Purpose8 Real Estate, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Michigan
Date Company Was Formed (from the Company's Certificate of Incorporation)	January 1, 2021
Kind of Entity (Check One)	_____ Corporation __X__ Limited liability company _____ Limited Partnership
Street Address	19815 Negaunee Redford, Michigan 48240
Website Address	https://www.kornrstore.com/

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.
- Include information as of the end of the fiscal year.

Person #1

Name	Brinda Devine	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	+25 years commercial real estate -portfolio management, asset management, commercial lease negotiation and development.	
Principal Occupation During Last Three Years	Director, Real Estate & Asset Management, Wayne State University	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the company.

- This should be based on ownership at the end of last fiscal year.
- If your company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Brinda Devine

§227.201(d) – The Company's Business and Business Plan

About the Project

Many Detroit neighborhoods lack life essentials that we take for granted on a daily basis - access to healthy food and drink options, personal and home goods, and the Internet. Brinda Devine, owner of Purpose8 Real Estate, LLC (the "Company" or "P8 Real Estate") says "We could have a long discussion on the why, but I would rather focus on a solution and create a why not."[1] Her "why not" is a concept called Kornr Store, and P8 Real Estate has purchased a tiny building on 6224 16th Street, Detroit, 48208 (the "Property") to build a home for the first one.[2]

The Property is a small, two-story mixed-use building, totaling just 1,566 square feet, P8 Real Estate has purchased the Property and has raised funds, to renovate the 816 square feet first floor into a home for the first Kornr Store and the 750 square feet second floor into a two-bedroom, one-bathroom residential rental unit (the "Project".) Sustainable features are planned along with a community green space, to be used as a meeting space for neighborhood residents, seniors, and others who live, work, and visit nearby historical neighborhood anchors.

As of December 31, 2022 anticipated development cost for the Project was expected to be approximately $340,000, including the purchase cost of the Property. The funds raised through this offering are being used to supplement owner equity of approximately $83,900. (See About the Finances for further detail.) Local architect Infuz Architects have completed the necessary architectural work.[3] No entitlements are required; a general contractor has been engaged and renovation work is expected to commence in the summer of 2022 with construction completion expected in the fall of 2023.

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[1] https://www.p8realestatesolutions.com/
[2] https://goo.gl/maps/MDgURt2h7a5dk8VFA
[3] https://www.infuzarchitects.com/

The first-floor tenant, Kornr Store, is planning to carry a mix of life essentials including coffee, baked goods, typical foods (bread, milk, dairy products, beverages, and water) along with a mixture of personal, home goods and small business products, some made by local residents. These will be available for sale both at the brick-and-mortar store and on the Korn Store e-commerce website.[4] Community activities are planned as well, through partnership with the community development organization, NW Goldberg Cares.[5]

P8 Real Estate has been awarded a grant of $45,000 by Motor City Match.[6] This grant will be used to support construction.

Market rental rates are planned at $20 per square foot on the first floor with the tenant being responsible for its maintenance, repairs, operations, insurance and utilities. The second-floor rental unit is expected to rent for $1,200 per month, with no utilities included. Amenities planned include new stove, refrigerator and stackable washer/dryer unit. This is an affordable housing rate.

About the Developer

Brinda Devine, the manager of P8 Real Estate, has been in commercial real estate for over 25 years with expertise in managing portfolios of real estate asset management, assets, third-party development, agreements and commercial leases.[7] Brinda's expertise includes management, oversight and administration of a unique portfolio of real estate assets which have included commercial, medical office, research, clinical and retail. Her expertise includes development, acquisition and disposition of commercial real estate assets, due diligence, financial analysis, and modeling, development proformas, and creation of capital and operational budgets.

Brinda holds a Michigan Broker's license, M.B.A in Entrepreneurship and Innovation, a bachelor's with a concentration in Finance, is active in the Urban Land Institute including as a committee member of Small Local Product Council, Pathways to Inclusion and is a co-founding member of the Women's Sustainable Development Initiative (WSDI).[8] [9]

While Brinda's commercial real estate career has primarily focused on large institutional real estate projects and leases, Brinda has chosen to focus on developing small scale neighborhood marketplaces within emerging Detroit neighborhoods

Additional accomplishments and licenses include:

- State of Michigan Real Estate Broker,
- M.B.A., Mike Ilitch Business School, Wayne State University, Entrepreneurship and Innovation

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[4] https://www.kornrstore.com/
[5] https://www.nwgoldbergcares.com/
[6] https://www.degc.org/motor-city-match-mayor-announce-500k-in-cash-grants-to-12-new-businesses/
[7] https://www.linkedin.com/in/brindadevine/
[8] www.p8realestatesolutions.com
[9] https://www.kornrstore.com/

- Urban Land Institute (ULI), member of the Small Local Product Council and ULI Pathways to Inclusion Committee
- Larson Center for Leadership Alumni
- 2020 Capital Impact, 2020 Cohort, Equitable Development Initiative
- Institute of Real Estate Management (IREM), CPM
- National Association of Realtors (NAR)
- Metropolitan Consolidated Association of Realtors (MCAR)
- Crain's - 50 Names to Know in Real Estate (2016)

About the Market

The Property is located within the historical NW Goldberg neighborhood with quick connections to I-96, M-10 and I-75 freeways and within blocks of historical anchors including Motown Museum, Henry Ford Hospital, New Center, Tech Town and Wayne State University.[10] [11] [12] [13] [14] [15] The Property is also just a few blocks from a newly announced Lee Plaza senior housing development project supported by the City of Detroit.[16] This long planned project is expected to be an economic catalyst that will encourage additional housing options for existing and new residents.

The 48208-zip code has a population of approximately 10,000 people and is a majority Black neighborhood.[17] 84% of all residents are Black with an additional 4.6% other minority or mixed race. Median household income was just over $20,000 at the last census. The neighborhood has a large percentage of vacancies (25%) and the majority of households (53%) are rented. Approximately 21% of households own their home. Retail and restaurant options are limited in this neighborhood.

Key Deal Points

- **Black female developer.** Focused on small scale development
- **Black demographic.** 84% Black residents
- **Food desert.** Bringing food to a neighborhood without
- **Emerging neighborhood.** Disinvested with emerging potential
- **Elimination of blight.** Renovation of a vacant building
- **Community centric.** Anchored with a tiny, neighborhood-centric marketplace.

About the Finances

As of December 31, 2022, acquisition and development costs were expected to total approximately $340,000 and were planned to be financed through the $43,000 debt raised through this offering, a bank loan of $167,608 , along with approximately $83,900 in owner equity in the form of cash and the

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[10] https://theneighborhoods.org/neighborhoods/nw-goldberg
[11] https://www.motownmuseum.org/
[12] https://www.henryford.com/locations/henry-ford-hospital
[13] https://theneighborhoods.org/neighborhoods/new-center
[14] https://techtowndetroit.org/
[15] https://wayne.edu/
[16] https://theneighborhoods.org/story/historic-lee-plaza-sold-developers-eye-affordable-market-rate-housing-after-renovation
[17] https://www.unitedstateszipcodes.org/48208/

building. The Company anticipates refinancing the project in three to five years after operations begin, at which time all investor funds, both original equity and accrued interest, are planned to be repaid.

P8 Real Estate has also been awarded a grant of $45,000 by Motor City Match.[18] This grant will be used to support development costs.

As of December 31, 2022 the financing assumptions to redevelop the property were as follows:

Projects costs	
Building purchase	$28,000
Soft costs	$141,002
Hard costs	$170,506
Total project costs	**$339,508**
Sources	
Bank loan	$167,60800
Grant 1	$45,000
Owner equity	$83,9000
Small Change debt	$43,000
Total sources	**$339,508**

Cash flow projections for the building's operations can be reviewed in Exhibit A: Operating Pro Forma.

Investor Return

The Company has issued a Promissory Note for each investment made. Principal and interest will be paid on any outstanding principal of each Note at the rate of eight percent (8%) per year and amortized over a 25-year period. Both principal and interest payments began on January 1 2023, and will be disbursed quarterly from hereon.

Any outstanding principal shall be paid on either the maturity date of each Note, December 31, 2027, or upon refinancing of the Project, whichever is earlier.

Please review your Promissory Note and your copy of the Note Indenture for more detailed and complete terms.

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[18] https://www.degc.org/motor-city-match-mayor-announce-500k-in-cash-grants-to-12-new-businesses/

COVID19 Disclosure

Over the last year the impact of COVID 19 on the construction industry has been significant. As a result development costs have increased, negatively impacting both short- and long-term profitability and making it difficult to raise sufficient capital.

Adverse impacts include:

- Labor Shortage/Increase Labor Costs – Increase in labor costs to attract talent which subsequently impacts the profitability of existing and future real estate development projects.
- Supply Shortage – Labor shortage exacerbated delays in supplies which increased supply prices and subsequently real estate project costs.
- Delay in project construction - Creates higher development costs which reduces the projected profitability.
- Increased material costs - Inflation is currently at 6.4% and many material costs have increased by larger margins over the last few years.
- Safety Protocols - New safety protocols established by the State and the CDC increase costs for masks and sanitization.

Some positive impacts include:

- Residential rental rates remain strong since there is a huge demand for housing.
- Greater attention to structural racism.
- Greater support of Black small business owners.
- Greater willingness to support neighborhood-based real estate projects.
- Greater focus on sustainability and ESG (Environmental, Social, Governance) principles.
- More attention to channeling funds to disinvested neighborhoods.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit B: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

§227.201(m) – Terms of the Securities

Company Instructions
This section should be the same as (m) Terms of Securities in Form C unless something has changed.

Overview

The Company offered "securities" in the form of promissory notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. The Notes were issued, and each investor has a copy of the Note Indenture.

Your Right to Payments under the Note

Your Note is bearing interest at 8% per year, non-compounding. All interest accrued and outstanding principal shall be paid on either the maturity date of each Note, December 31, 2027, or upon refinancing of the Project, whichever is earlier.

Obligation to Contribute Capital

You have no obligation to contribute more money to the Company, and you are not personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you are an owner of the Company, you generally do not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager controls all aspects of the Company's business. For all practical purposes you are a passive Investor.

No Right to Transfer

The Notes are illiquid (meaning you might not be able to sell them) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Manager's consent.
- If you want to sell your Note the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- For a period of one year, you won't be allowed to transfer your Notes except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

    As a result, you should plan to hold your Note until maturity.

Modification of Terms of Notes

The terms of the Notes may not be modified or amended. However, the terms of the Note Indenture may be modified or amended with the consent of Investors holding 25% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

None.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Ms. Brinda Devine is the Manager and has complete control over the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve, or invest it into the project.

- The Manager could do a bad job running the project.

- The Manager could decide to hire himself or his relatives to perform services for the Company, and establish rates of compensation higher than fair market value.

- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.

- The Manager decides on the terms of any lease, which affects the profitability of the project.

- The Manager decides how much of its own time to invest in the project.

- The Manager could decide to raise more money from other investors, and could decide to give those investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Notes in the future. If we had to place a value on the Notes, it would be based on the amount of money the owners of theNotess would receive if the project were sold.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Investor Members	$43,000	8%	12/31/2027	Promissory notes made to 23 investors

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years, as of the last day of your most recent fiscal year.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	N/A	N/A	N/A	

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

- The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your most recent fiscal year and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you raised in the Regulation Crowdfunding offering. For example, if you raised $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
None				

§227.201(s) – The Company's Financial Condition

Operations

During the most recent fiscal year, the Company [describe operations].

Liquidity

The Company was organized under the Michigan Limited Liability Company Act on January 1, 2021. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters including the purchase of the Property and improvements to make sure it is weather tight. We have no revenues and very minimal liquid resources (cash).

We have used the proceeds of this Offering to renovate and operate the Project, as described in our business plan. We will also use debt (borrow money) to finance a portion of the costs.

The balance sheet attached reflects our cash on hand. See *Exhibit C: Financial Statements,* attached.

Capital Resources

As of now, we have purchased the Property, but have not entered into any other agreements. Other than the proceeds received from the Offering, our only other source of capital is expected to be a loan from the bank.

Historical Results of Operations

The Company is in the development stage and has purchased the building, completed architectural, mechanical, electrical and plumbing drawings.

Changes and Trends

Since the date of our original Form C, there have been no material changes in the financial condition or operations of the Company.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit C: Financial Statements

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never failed to file the reports required by Regulation Crowdfunding.

EXHIBIT A: OPERATING PRO-FORMA

REVENUES		2023	2024	2025	2026	2027
Gross Residential Rent	$	14,400 $	14,832 $	15,277 $	15,735 $	16,207
+Other Income		13,100	13,493	13,898	14,315	14,744
= Residential Income		27,500	28,325	29,175	30,050	30,951
Gross Commercial Rent		16,320	16,810	17,314	17,833	18,368
+ Tenant Contributions		1,920	1,978	2,037	2,098	2,161
=Commercial Income		18,240	18,787	19,351	19,931	20,529
= Effective Gross Income	$	45,740	47,112	48,526	49,981	51,481
Operating Expenses						
Management Fees		1,369	1,410	1,453	1,496	1,541
Real Estate Property Tax		6,500	6,630	6,763	6,965	7,174
Other		7,000	7,210	7,426	7,649	7,879
= Total Operating Expenses		14,869	15,250	15,641	16,111	16,594
- Transfer to Bank Reserves		500	500	500	500	500
- Bank Interest Reserves		4,000	4,000	4,000	4,000	4,000
= Net Operating Income		26,371	27,362	28,384	29,371	30,387
Debt Service (p+i) bank, $167,608, 25 yr am, 8%		15,701	15,701	15,701	15,701	15,701
-Small Change $43,000 (p+i), 25 yr am, 8%		4,028	4,028	4,028	4,028	4,028
		19,730	19,730	19,730	19,730	19,730
Cash Flow	$	6,641	7,632	8,655	9,641	10,657

Year 5 Refinancing			
Capitalized market value	8%	Cap Rate	379,834
Loan refinancing @ 75% LTV			**284,876**
Less refinancing fees			(2,849)
Less bank debt principal owed			(153,043)
Less Small Change balance on notes			(39,450)
Total after loans are repaid			**89,534**

Assumptions

BANK AMORTIZATION	YEARS	1	2	3	4	5
INTEREST APR	8.00%					
AMORTIZATION IN YEARS	25 yrs of pymt		5			
LOAN AMOUNT	167,608					
P&I - ANNUAL	15,701	15,701	15,701	15,701	15,701	15,701
INTEREST		13,329	12,961	12,767	12,556	12,328
PRINCIPAL		2,372	2,740	2,935	3,145	3,373
REMAINING PRINCIPAL		165,236	162,496	159,561	156,416	153,043

SMALL CHANGE AMORTIZATION	YEARS	1	2	3	4	5
INTEREST APR	8.00%					
AMORTIZATION IN YEARS	25 yrs of pymt		5			
LOAN AMOUNT	43,000					
P&I - ANNUAL	4,028	4,028	4,028	4,028	4,028	4,028
INTEREST		3,420	3,373	3,322	3,268	3,208
PRINCIPAL		609	655	706	761	820
REMAINING PRINCIPAL		42,391	41,736	41,030	40,270	39,450

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

14

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Associated with Early Stage Companies

Early-Stage Companies Face Significant Challenges. The Company is an early-stage Company, and like all early-stage companies faces significant challenges, including:

- Understanding the marketplace and accurately identifying opportunities for growth

- Developing its products and services

- Developing its brands

- Responding effectively to the offerings of existing and future competitors

- Attracting, retaining, and motivating qualified executives and personnel

- Implementing business systems and processes, including technology systems

- Raising capital

- Controlling costs

- Managing growth and expansion

- Implementing adequate accounting and financial systems and controls

- Dealing with adverse changes in economic conditions

Unfortunately, the reality is that many early-stage companies never overcome these challenges, and there is no guarantee that the Company will prove to be an exception.

We Expect to Experience Operating Losses for the Foreseeable Future. We expect to experience losses, not profits, for the foreseeable future, as we develop our products and services and build out our operations.

Accurately Assessing the Value of A Private Start-Up Company Is Difficult. Putting a value on a security issued by a privately held startup or early-stage Company is extremely difficult. The price of our securities was determined arbitrarily and bears no relationship to established criteria of value such as the assets, earnings, or book value of the Company.

Lack of Professional Management. The Company is managed by its founder, Brinda Devine. Ms. Devine does not have significant management training or experience in the running of a retail store.

Lack of Access to Capital. As a small business, the Company has very limited access to capital. If we need more capital in the future, as we probably will, there is no guarantee we will be able to find it.

Limited Products and Services. The Company offers only a limited number of [products] [services], making it vulnerable to changes in technology and/or customer preferences.

Limited Distribution Channels. An early-stage Company can find it very difficult to penetrate established distribution channels. For example, a small Company with only one or two products will find it very difficult to get into large retailers like Walmart.

Lack of Accounting Controls. Larger companies typically have in place strict accounting controls to prevent theft and embezzlement. In contrast, our Company has only limited controls.

Unproven Business Models. Our Company is trying to introduce what is effectively an entirely new [product] [service]. If we are successful, the rewards could be significant. But consumer behavior is very difficult to change, and successful business models are very difficult to build. There is no guaranty that consumers will embrace our new model.

No Ongoing Distributions. We do not intend to pay dividends for the foreseeable future. Instead, we will invest our profits back into the business.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Ms. Brinda Devine will manage all aspects of the Company and its business. Furthermore, if Ms. Devine or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require

17

extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

● You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

● You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Debt Securities

You Have no Upside: You are investing in a "debt" security, meaning you will be a creditor of the Company, not an owner. As a creditor, the most you can hope to receive is your money back plus interest. You cannot receive more than that even if the Company turns into the next Facebook.

You Do Have A Downside: Conversely, if the Company loses enough value, you could lose some or all of your money.

Subordination to Rights of Other Lenders: Even though you will be a creditor of the Company, you will have a lower priority than some other lenders, like banks or leasing companies. In the event of bankruptcy, they would have the right to be paid first, up to the value of the assets in which they have security interests, while you would only be paid from the excess, if any.

Lack of Security: Even though you will be a creditor of the Company, your debt will not be secured.

Issuers Typically Will Not have Third Party Credit Ratings: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help Investors gauge the ability of the issuer to repay the loan. Our Company has not been rated by either Moody's or Standard & Poor's, leaving Investors with no objective measure by which to judge the Company's creditworthiness.

Interest Rate Might Not Adequately Compensate You For Risk Level: Theoretically, the interest rate paid by a Company should compensate the creditor for the level of risk the creditor is assuming. That's why consumers generally pay one interest rate, large corporations pay a lower interest rate, and the Federal government (which can print money if necessary) pays the lowest rate of all. However, there is no guaranty that the interest rate we are paying you adequately compensates you for the risk.

EXHIBIT C: FINANCIAL STATEMENTS

 03 / 14 / 2023

I, Brinda Devine, certify that:

1. The financial statements of Purpose8 Real Estate, LLC included in this Form are true and complete in all material respects; and

2. Purpose8 Real Estate, LLC was formed in 2018, operations have begun and tax returns filed for 2021 and 2022.

3. The attached financial statements are unaudited.

By: **PURPOSE8 REAL ESTATE, LLC**

By: *Brinda Devine*

Brinda Devine, Manager

20

Income Statement

Purpose8 Real Estate, LLC
April 30, 2022 (YTD)

Financial Statements in U.S. Dollars

Revenue

Gross Sales	0
Less: Sales Returns and Allowances	
Net Sales	0

Cost of Goods Sold

Beginning Inventory		
Add: Purchases		
Freight-in		
Direct Labor		
Indirect Expenses		
Inventory Available	0	
Less: Ending Inventory		
Cost of Goods Sold		0
Gross Profit (Loss)		0

Expenses

Advertising	
Amortization	
Bad Debts	
Bank Charges	
Charitable Contributions	
Commissions	
Contract Labor	(6933)
Depreciation	
Dues and Subscriptions	
Employee Benefit Programs	
Insurance	
Interest	
Legal and Professional Fees	
Licenses and Fees	(85)
Miscellaneous	(995)
Office Expense	
Payroll Taxes	
Postage	
Rent	
Repairs and Maintenance	
Supplies	
Telephone	
Travel	
Utilities	
Vehicle Expenses	
Wages	
Total Expenses	(8013)
Net Operating Income	(8013)

Other Income

Gain (Loss) on Sale of Assets	
Interest Income	
Total Other Income	0
Net Income (Loss)	(8013)

Purpose8 Real Estate, LLC   **Balance Sheet**

31-Dec-22   YTD

Assets

Current assets:	Previous Year	Current Year
Cash	60.00	35,046.79
Investments	-	
Inventories	-	-
Accounts receivable	-	-
Pre-paid expenses	-	-
Other	-	-
Total current assets	**60.00**	**35,046.79**

Fixed assets:	Previous Year	Current Year
Property and equipment	30,332.23	30,332.23
Leasehold improvements	-	
Equity and other investments	-	8,013.21
Less accumulated depreciation	-	-
Total fixed assets	**30,332.23**	**38,345.44**

Other assets:	Previous Year	Current Year
Goodwill	-	-
Total other assets	**-**	**-**

Total assets	**30,392.23**	**73,392.23**

Liabilities and owner's equity

Current liabilities:	Previous Year	Current Year
Accounts payable	-	-
Accrued wages	-	-
Accrued compensation	-	-
Income taxes payable	-	-
Unearned revenue	-	-
Other	-	-
Total current liabilities	**-**	**-**

Long-term liabilities:	Previous Year	Current Year
Small Change Investors	-	43,000.00
Total long-term liabilities	**-**	**43,000.00**

Owner's equity:	Previous Year	Current Year
Investment capital	30,392.23	30,392.23
Accumulated retained earnings	-	
Total owner's equity	**30,392.23**	**30,392.23**

Total liabilities and owner's equity	**30,392.23**	**73,392.23**

Balance	**-**	**0.00**

EXHIBIT D: MARKET ANALYSIS



KORNR STORE

working to change the world, one neighborhood at a time

BUSINESS PLAN

Brinda Devine
P8 Real Estate Solutions
WWW.P8REALESTATESOLUTIONS.COM

KORNR STORE

NEIGHBORHOOD MARKETPLACE (1/15/2023)
6224 16th Street, Detroit, 48208/ Northwest Goldberg/ District 5

1

Table of Contents



KORNR STORE
NEIGHBORHOOD MARKETPLACE

Executive Summary

KORNER STORE

Working to change the world, one neighborhood at a time

Executive Summary

Kornr Store is a proposed limited liability company based in the city of Detroit, Michigan. The company will be a neighborhood marketplace/convenience store, offering variety of services including personal and home goods, packaged drinks and foods, snacks, candies, coffee, tea, and standard foods such as cereal, milk and soup. The company will also provide other services through its partnership with the community development organization, NW Goldberg Cares such as book and art art fairs. Kornr Neighborhood Store is planned to be an energy efficient building.

The main customer profile for Kornr Store will be customers within 1 mile radius of our store location, mostly within the ZIP code 48208. The largest segment we are expecting to target are Black or African Americans as they represent the largest share of the population in our reach area.

Compared to our competitors in the market, which offer services that are limited in scope and services, we pride ourselves in having a portfolio of different products that will fulfil the demand of local community. In addition, our company won't operate solely as a convenience store, rather we will differentiate ourselves by offering select small business products both at the physical store and e-commerce website. To reach this, Kornr Store is currently seeking debt financing as noted in this business plan that will be used to purchase capital expenditures during the first year of establishment. Operations are planned to start May/ June 2023 upon successful rehab of our initial location, 6224 16th Street, Detroit, 48208.

Overall, Michigan state's market size of convenience stores is a multi-million-dollar industry, currently estimated at around USD 671.56 million. Witnessing an overall growth of 2.5%, the state is anticipated to reach USD 773.08 million by 2026. The estimated financial projections for our company is presented below:

	2023	2024	2025	2026	2027	2028
Revenue	$ 165,206	$ 178,670	$ 193,231	$ 208,980	$ 226,012	$ 244,432
Net Profit	$ 16,904	$ 21,561	$ 27,036	$ 33,025	$ 39,571	$ 46,722
Cash Balance	$ 32,379	$ 47,751	$ 67,771	$ 92,869	$ 123,514	$ 172,319







USD $112,512
Net Present Value (NPV)

25.12%
Internal Rate of Return (IRR)







Revenue vs. Net Profit vs. Cash Balance

2021 2022 2023 2024 2025 2026

■ Revenue ■ Net Profit ■ Cash Balance

4


Palmer Park Area
East Side
West Side
North End
New Center Area
Eastern Market Area
Midtown
Jefferson Corridor
Southwest Detroit
Downtown
Corktown - Woodbridge

Market Research

Market Research

On the go: More consumers will likely frequent convenience stores due to increased disposable income

Operators in this industry primarily sell items such as tobacco products, standard foods like milk and cereal, packaged beverages, and snacks; coffer, tea and packaged smoothies and energy drinks, home goods and supplies, as well as other alcoholic beverages such as beer. They normally retail those products in convenient locations that are generally open during extended hours. Over the five years to 2020, the Convenience Stores industry has withstood fierce competition by offering convenience, value and a variety of fresh and healthy products. Industry operators have increasingly shifted product mixes to include food service products that are more profitable than items such as cigarettes and have focused more on satisfying demand for quick and easy options. As a result, industry operators have benefited from consumers' need for time-efficient and healthy food service locations as the unemployment rate has remained near historically low levels during most of the period. However, due to the coronavirus pandemic, consumers' disposable incomes collapsed as the unemployment rate soared, which has depressed demand for the industry. Nevertheless, in **Michigan**, revenue has grown at an annualized 2.3% to USD 671.56 million over the five years to 2020-2021, including a decline of 4.3% in 2020 alone. Of which, **Wayne Country** shares nearly 19.4% of the overall market, totaling around USD 190.19 million. Based on population and available number of stores, we estimate the county seat, **Detroit**, to account for 38.46% of the Wayne county revenue, totaling around USD 73.15 million.



Revenue-20 (Michigan)	Revenue-20 (Wayne County)	Revenue-20 (Detroit)
USD671.56M	USD190.10M	USD73.15M

At the beginning of the period, the high levels of overall employment resulted in a growing number of individuals that sought industry enterprises due to the speed of transactions at convenience stores. However, the coronavirus pandemic has changed consumer preferences as millions have lost their jobs or have left large urban cities, where most industry operators reside. Therefore, the normally high traffic areas such Detroit, which operators depend on to generate foot-traffic in stores, and thus, revenue, will likely remain less active until the economy recovers from the pandemic. As the economy recovers and disposable income levels rise following the pandemic-induced economic crisis, consumers are expected to turn to the convenience of industry establishments. Over the years to 2026, it's anticipated the greater focus on convenience stores will likely boost industry demand. Accordingly, **the State of Michigan's** market size is expected to grow at an annualized rate of 2.5% to USD 773.08 million. Of which, **Wayne County** is projected to total around USD 218.94 million, sharing nearly 19.4% of the market.

Market Research

Industry Performance: Key External Drivers

Per capita disposable income: Michigan vs. Wayne County vs. Detroit

Convenience stores typically charge higher prices for nonessential goods in return for accessibility. Increasing disposable income enables consumers to visit convenience stores regularly and spend more during each visit. Per capita disposable income is expected to decrease in 2020-2021 period due to the current COVID-19 pandemic, posing a potential threat to the industry. Currently estimated at USD 26,249 average median income, the city of **Detroit** is expected to experience strong growth over the years to 2025, reaching nearly USD 20,921 by the year 2025.



Income Per Capita (2019-2025): Michigan vs. Wayne County vs. Detroit

Healthy Eating Index

As consumers become more health-conscious, measured by the healthy eating index, they tend to purchase a greater variety of all-natural and organic products. Consequently, as consumers demand a wider variety of premium products, such as organic produce, industry revenue increases. In 2020, the overall healthy eating index in **Michigan** is expected to increase.

Urban Population

Consumers living in urban populations tend to purchase items more frequently from industry operators instead of wholesale clubs and supercenters. Consequently, as more consumers live in urban areas, foot traffic to supermarkets and grocery stores increases, lifting industry revenue.

Percentage of African Americans

According to U.S. Census, African American in **Detroit** count for the largest share of population. Currently sharing nearly 78.3%, the number of African Americans is expected to grow at a steady pace over the years to come, presenting a potential opportunity for the industry to grow.

Detroit (Population)

- White alone
- Black or African American
- American Indian and Alaska native
- Asian
- Two or more races
- Hispanic or Latino
- white alone not hispanic or latino



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Market Research

Industry Performance: Current Industry Performance – Michigan vs. Wayne County vs. Detroit

In response to growing demand for convenience, industry operators have opened additional stores, expanded into new markets and readily adapted to changing consumer tastes to increase sales. Among these changes is a significant increase in the amount of prepared and healthy food offerings made available to consumers. However, major declines in food prices coupled with shaky consumer confidence have resulted in revenue declines early during the period. However, Michigan State, industry revenue has grown at an annualized 2.3% to USD 671.56 million over the five years to 2020, including a decline of 4.3% in 2020 due to the COVID-19 (coronavirus) pandemic. We anticipate **Wayne County** to share nearly 19.4% of the state's overall market size, currently standing at USD 190.19 million. On the basis of population and the number of operators, Detroit is anticipated to share around 38.46% of the county's revenue, at around USD 73.15 million.



While the industry has experienced steady revenue growth during the period, operators have encountered some hurdles as well. For example, rising costs and mounting competition from other food retailers, such as supermarkets, have limited food sale growth. Moreover, even as products such as tobacco comprise a sizable share of industry revenue, the product segment as a whole has decreased somewhat as a share of revenue due to higher prices, new taxes and regulations on cigarettes, which have curbed overall tobacco consumption. In response, industry operators have adjusted product mixes to include healthier food products and fast-food options, which are more profitable than tobacco.



Change in Revenue (2012-2025): Michigan State vs. Wayne County vs. Detroit

Source: IBISWorld; U.S. Census Bureau

Market Research

Market Outlook: Michigan vs. Wayne County vs. Detroit

Revenue for the Convenience Stores industry is forecast to increase. Witnessing an annualized rate of 2.5%, the **Michigan's** market size is forecast to reach around USD 773.08 million by the year 2026 as the industry recovers from the COVID-19 (coronavirus) pandemic and subsequent economic crisis. Out of which, the **Wayne County** is projected to account for nearly 19.4% of the market during that time, with a total market size estimated at USD 218.94 million. The county seat, **Detroit**, is projected to be the largest city in the county in terms of market share, with an expected market size of approximately USD 79.81 million by the year 2026.



Projected Market Size (2021-2026) – in USD Million: Michigan vs. Wayne County vs. Detroit

Though consumers are expected to shop at convenience stores more frequently as more people become employed, people who are also living on fixed incomes still need to visit convenience store from one time to another as well in order to get their everyday essential demands, supporting the high revenue growth for the industry over the years to come. However, sustained pressure from mass merchandisers and emerging competition from online operators will likely restrain revenue growth over the next five years, making it growing but on a slow pace.



Continuing competition

Over the five years to 2026, growth in the average consumer's leisure time is expected to increase marginally due to stabilizing unemployment levels. However, mounting competition from supermarkets and specialty stores is expected to constrain the boost in revenue from rising incomes. Changing consumer health trends will also likely challenge the industry further. Competition between supermarkets and convenience stores is expected to be primarily price-based, with longer operating hours and the introduction of online stores also affecting demand for convenience stores. Despite these new strategies being implemented by supermarkets, demand for convenience stores is still expected to increase. Consequently, the number of operators is also expecting to grow, presenting potential growth for revenue.

Source: IBISWorld; U.S. Census Bureau

Market Research

Market Outlook

Declining sales of tobacco

Cigarettes have historically been the leading product sold at convenience stores but increasing health consciousness and higher prices have resulted in lower sales in recent years. Thus, convenience stores have captured market share from competing online cigarette retailers since tax evasion and a lack of age enforcement have generated public awareness, working against online tobacco retailers. Consequently, the enforcement of tax payments and age laws will likely hurt online sales over the coming years. However, despite the expected decline in competition, the overall demographic shift away from smoking and higher costs related to cigarettes will likely hamper revenue growth generated by this product segment.

Due to growing public awareness of the health risks associated with smoking, it's anticipated that higher cigarette taxes, greater pressure on retailers to monitor sales, stricter regulations and stronger competition from tax-free competitors will likely hinder revenue for industry operators. However, the popularity of e-cigarettes has offered a bright spot for this segment in recent years. Nevertheless, increasing costs in the form of stricter regulations and compliance standards, such as higher wholesale costs, excise taxes and the eventual saturation point of this product segment, will likely further encourage the industry to change its product mix to emphasize food service items. Moving forward, while the profitability of tobacco products will likely diminish, operators are expected to increasingly use food service items to drive foot traffic. Ultimately, shifting to healthier product mixes is expected to benefit industry profit.



Market Research

Products or Service Segmentation: Wayne County vs. Detroit

OVERVIEW – This industry provides various offerings which fall into six categories: Tobacco products, food service, personal and home goods, packaged beverages, candy and snacks, as well as other alcoholic beverages such as beer. The analysis for this section has been made on the basis of market size for **Wayne County. Detroit** will account for nearly 38.46% of each segment, which has been determined according to the industry averages, population size and the number of operators in this city offering such services.



Products or Services: Wayne County

| 31.50% | 20.80% | 16.08% | 9.14% |
| 7.87% |
| 14.61% |

- ■ Tobacco Products
- ■ Home goods
- ■ Candy and Snacks
- ■ Food Service
- ■ Pacakged Beverages
- ■ Beer

Tobacco Products

Convenience store chains have tried to reduce their dependency on tobacco products due to increased government regulation and taxation and escalating consumer health concerns; however, the industry is still heavily reliant on tobacco sales. Tobacco consistently constitutes this industry's largest product category and has grown as a share of revenue over the five years to 2020. Tobacco products are estimated to account for 31.50% of revenue in 2020. This makes **Wayne County's** market size to be currently estimated at USD 59.88 million, out of which **Detroit** is estimated to account for USD 23 million. Given the heightened awareness of the dangers of smoking and bans on smoking in restaurants and other public spaces, sales generated in this category are expected to decline over the coming years.

Food Services

A considerable amount of revenue is generated from food service sales, which includes food prepared on-site, packaged meals, hot and cold dispensed beverages and frozen dispensed beverages. Other sub-categories within this segment include standard foods like cereal, milk and soup. In 2020, food service is expected to account for 20.80% of revenue. Accordingly, **Wayne County's** market size is currently estimated at USD 39.54 million, out of which **Detroit** is estimated to account for USD 15.2 million. Convenience is a driving factor behind the popularity of these items, since consumers are pressed for time and benefit from quick and convenient service. As consumers' eating habits continue to trend toward more health-oriented products, industry operators have seized this opportunity by diversifying their product mix with various all-natural organic offerings and value-added products. Coffee sales are also considered part of food service sales, with many convenience stores selling coffee. Of the consumers who purchase coffee, more than half purchase coffee from a convenience store, according to 2018 data from the Agricultural Marketing Resource Center (latest data available).

Source: IBISWorld

11

Market Research

Products or Service Segmentation: Wayne County vs. Detroit

Personal and Home Goods

Convenience stores focusing on home goods sell kitchenware, cleaning supplies, various toiletries and home improvement supplies. Other products include items such as magazines, stationery and flowers. These products are typically higher quality or niche type products that differentiate from what consumers purchase from big box or department stores. This segment experiences significant pressure from e-commerce, as consumers are increasingly likely to shop online for various niche products. The segment is reliant on shoppers deriving value from the in-store experience. This segment currently shares around 16.08% of the total industry revenue, making the total market size for Wayne county to be currently estimated at USD 30.56 million, out of which **Detroit** is estimated to account for USD 11.75 million.

Packaged Beverages

The packaged beverage product category constitutes bottled beverages, such as water, soft drinks, energy drinks and alternative beverages, all of which are nonalcoholic. This segment's share of revenue has increased steadily during the period, accounting for 14.61% of industry revenue in 2020. This makes **Wayne County's** market size to be currently estimated at USD 27.77 million, out of which **Detroit** is estimated to account for USD 10.68 million. Nonalcoholic sales may rise over the next five years, as marketing for packaged drinks increases, and health consciousness and convenience encourage further sales growth. According to IRI's 2020 special report on Convenience Stores, energy drink sales have increased due to the increasing popularity of the product category and shifting lifestyle trends. As a result, continued innovation by beverage manufacturers is projected to instigate the growth of packaged beverage sales over the coming years.

Candy and Snacks

Prepackaged candy and snacks are estimated to account for 9.14% of industry revenue in 2020. This makes **Wayne County's** market size to be currently estimated at USD 17.37 million, out of which **Detroit** is estimated to account for USD 6.68 million. Sales of products in this segment have decreased during the period amid rising health concerns, which has caused this segment to cede some of its share to the food service segment. According to 2018 data from 7-Eleven, nearly one-third of convenience store visitors purchase food they intend to consume immediately. Moreover, as more people have returned to work during most of the period, demand for quick, fulfilling snacks has grown. However, growing health concerns have dampened the sales volume of sugary snacks, such as chocolate bars and ice cream. Conversely, salty and spicy snacks, healthier alternatives and the introduction of private-label products are expected to keep this segment's share of revenue somewhat steady over the next five years.

Source: IBISWorld

Market Research

Products or Service Segmentation: Wayne County vs. Detroit

Beer

According to 2016 data from the Beer Institute, nearly one-third of all beer consumed in the United States is purchased at convenience stores. As a result, beer accounts for 7.87% of revenue in 2020, increasing as a share of revenue over the past five years. This makes **Wayne County's** market size to be currently estimated at USD 14.96 million, out of which **Detroit** is estimated to account for USD 5.75 million. While sales of mainstream brands have declined, the growth of craft beers and microbrews are offsetting these declines.

While tobacco has undergone stricter political scrutiny regarding underage sales, alcohol sales have also experienced debate. Some politicians suggest that alcohol sales and promotions should be regulated in a manner similar to that of tobacco. Convenience stores have reacted by proactively monitoring sales to minors via the longstanding Retailers Against Minors Purchasing program to prevent illegal alcohol sales. Such programs act as a community-relations effort to address and curb alcohol abuse. Additionally, some states, such as Maryland, do not enable the sale of alcohol in convenience and grocery stores.



Source: IBISWorld; Beer Institute

Market Research

Major Market Segmentations: Detroit

OVERVIEW – Generally, purchases of convenience stores industry goods are made for private, individual and household consumption. Most convenience store shoppers tend to be younger and less affluent. Therefore, millennials have driven revenue for convenience stores. Within this consumer group, males have traditionally purchased goods from convenience stores more often than their female counterparts. However, due to an increasingly on-the-go work environment and having to multitask between demand of work, hobbies and home, more women have found convenience stores' convenient food staple selections, in addition to their quick-service nature and improving ready-made food selections. This is expected to drive demand for this industry over the five years to 2025.



Customer Segment - Detroit

Segment	Percentage
Consumers aged 65 or older	10.40%
Consumers aged between 45-64	19.30%
Consumers aged between 25-44	29.50%
Consumers aged 24 and younger	40.80%

Consumers aged 24 and younger
In Detroit, consumers aged 24 and younger comprise 40.80% of revenue in 2020, making it the largest consumer segment for this industry. Younger consumers with advanced public transportation systems have greater access to convenience stores. Furthermore, college students and young professionals value several characteristics that this industry's operations provide, such as convenience, time-savings and extended hours of operation. Thus, this segment has increased as a share of revenue over the past five years.

Consumers aged 25 to 44
Consumers aged 25 to 44 make up the second-largest market segment, accounting for 29.50% of industry revenue in 2020. Consumers within this age bracket typically comprise young professionals with a wider range of discretionary spending, in addition to young, on-the-go families that benefit from convenient offerings. Several of the fastest growing product categories in this industry, which include energy drinks and sports drinks are driven by young adults. Consequently, more prepared food items in convenience stores have also attracted millennials in recent years, increasing this segment's share of revenue during the period.

Source: IBISWorld; U.S. Census Bureau

Market Research

Major Market Segmentations: Detroit

Consumers aged 45 to 64

Consumers aged 45 to 64 are anticipated to account for 19.30% of industry revenue in 2020. Similar to millennials, older consumers in this age group have become busier in recent years and have benefited from purchasing food and other sundries from multiple retail channels. A 2018 study conducted by Social Science Research Solutions reveals that one-quarter of adults shop at convenience stores as frequently or more than at supermarkets and grocery stores (latest data available). Older adults with children particularly benefit from this retail channel, as it enables them to purchase staple food items, such as bread and milk, at any time of the day. This segment has remained a stable share of revenue over the past five years.

Consumers aged 65 and older

Consumers aged 65 and older make up a smaller portion of this industry's market, accounting for 10.40% of revenue in 2020. Baby boomers shop more frequently at competitive retail channels and are extremely brand loyal, shopping at convenience stores because they provide a one-stop shop experience for household goods. In addition to convenience stores, spending at pharmacies and drug stores comprises a large share of spending among older consumers due to their need for prescription drugs and over-the counter medication. Rite Aid Corporation, for example, introduced the wellness 65+ program to appeal to elderly consumers through discounts and other value-added services. Over the past five years, this segment has increased as a share of revenue.



Market Segmentation
Demographics
Age
Gender
Income
Geographics
Area
Country
Region
Psychographics
Attitude
Activities
Values
Behavioral
Purchase Patterns
Usage
slidemodel.com



Source: IBISWorld; U.S. Census Bureau; Social Science Research Solutions

Market Research

Target Market Analysis: Northwest Goldberg Neighborhood

Target Market

This area has a population of 1,038 people living in the Northwest Goldberg neighborhood. Living in Northwest Goldberg neighborhood is considered an emerging neighborhood with its location just west of anchors and quick connections to the Lodge and I-96 freeways. Of the housing units, 60% are owned with residents a mix between urban and suburban feel and most residents own their homes. In Northwest Goldberg there are parks but limited retail and restaurant options, the area is commonly known for its proximity near Henry Ford Hospital, the New Center area, and North End and Midtown neighborhoods that connects the Lodge and Chrysler Freeways in zip code area 48208 and 48202.   Census track 5233.


JOY RD
DEXTER AVE
LAWTON ST
W EUCLID AVE
LINWOOD ST
14TH ST
LINCOLN ST
CASS AVE
RIVER AVE
GRAND RIVER AVE
MCGRAW ST
TIREMAN ST
W GRAND BLVD
EDSEL FORD FWY
W WARREN AVE
ROSA PARKS BLVD

Population

Population is the sum of births plus in-migration, and it signifies the total market size possible in the area. This is an important metric for economic developers to measure their economic health and investment attraction. Businesses also use this as a metric for market size when evaluating startup, expansion or relocation decisions. In Northwest West Goldberg neighborhood, there are 1,,038 residents. Of which, 51_% are females while 49% are males

Market Research

Target Market Analysis: North End Neighborhood

Age

Ages chart illustrates the age and gender trends across all age and gender groupings. A chart where the covered area is primarily on the left describes a very young population while a chart where the covered area is primarily on the right illustrates an aging population.

The largest population of Northwest Goldberg neighborhood is the age group between 19 and 64 years old (60%) followed by the age group under 18 years (23%) and +65 years old (17%). The median age for the area in **2020** was 38.5 up from 35.8 in 2010.



Nw Goldberg Demographics

Population	Median Age
1,265	38.5

Education Level

Educational stages are subdivisions of formal learning, typically covering early childhood education, primary education, secondary education and tertiary education. In Northwest Goldberg neighborhood, the largest percentage of population hold high school diploma or equivalent (35%), followed by residents with some college or associate's degree (34%). Only 12% of the population have bachelor's degree; while nearly 5% have Master's degree or higher.



Education Levels

5%
12%
34%
35%
15%
Master's degree or higher
Bachelor's degree
Some college or associate's degree
High school diploma or equivalent
Less than high school diploma

17

Market Research

Target Market Analysis: North End Neighborhood

Racial Diversity

For 2020, the most common race in Northwest Goldberg neighborhood is African American, sharing approximately 94.5% with Whites at 3.32% and the balance Hispanic.

Household Income

The household incomes chart shows how many household fall in each of the income brackets. In Northwest Goldberg neighborhood, the median household income is currently estimated at USD $17,793 with males earning a median of $21,305 and females earning a median of $10,822. In Detroit the median income per household is $26,249 while the state median is $50,803. Distribution of income shows residents household income at $10K-25K (65%), $25K- $60K (15%) and $60K-$200K (5%). Within the city of Detroit, i39.4% of its residents are living below the poverty level.

Nw Goldberg Population Breakdown By Race

Race	Nw Goldberg	Detroit	Michigan
White	3.32%	13.65%	78.89%
Black	94.45%	79.66%	13.89%
Asian	0.00%	1.41%	2.79%
American Indian	0.00%	0.36%	0.53%
Native Hawaiian	0.00%	0.01%	0.03%
Mixed race	2.23%	1.97%	2.74%
Other race	0.00%	2.94%	1.12%

In Nw Goldberg, 7.5% of people are of Hispanic or Latino origin.

Index	Nw Goldberg	Detroit	Michigan
Income per capita	$11,738	$15,562	$27,549
Median household income	$17,793	$26,249	$50,803
Median income owner occupied	$0	$38,453	$62,251
Median income renter occupied	$0	$17,899	$28,598
Median earnings male	$21,305	$21,490	$35,730
Median earnings female	$10,822	$19,089	$22,948
Unemployment rate	10.3%	11.9%	5.2%
Poverty level	n/a	39.4%	16.3%

Market Research

Target Customer Profile



Market Research

Target Customer Profile

Location
Customers living in the **Northwest Goldberg** neighborhood area, which is a part of the Northwest district, Detroit, Michigan, zip code 48208, District 5



Age
Our customers are expected to be predominately male ages 45-64 (42.3%), female ages 25-34 (20%), female 65-84 (13.5%) and These age have stable income that will enable them to purchase regularly.



Gender
Most of our customers are expected to be both male and female residents. However, men generally visit convenience store in a frequent basis compared to women.







Race and Ethnicity
Most of our customers will be African American, but we also expect customers from outside of the neighborhood.

Household Income
Customers with income bracket that falls below USD 30,000 per year will constitute the largest share of population. We also expect customers visiting nearby anchors and institutions: Motown Museum, Art Block, Henry Ford Hospital, local educational and religious organizations.



Education Level
The preferred customer will be all residents that live in the neighborhood and the many guests that visit the 48208 zip code.



Market Research

Competitive Analysis

Family Dollar

Name	Family Dollar
Industry	General store
Address	2322 W Grand Blvd #2340, Detroit, MI 48208

Family Dollar Stores of Michigan, Inc is located in Detroit, MI, United States and is part of the General Merchandise Stores, including Warehouse Clubs and Supercenters Industry. Family Dollar Stores of Michigan, Inc has 7 employees at this location. There are 15,756 companies in the Family Dollar Stores of Michigan, Inc corporate family.

Weaknesses:
- The company has very limited-service offerings with inflexible business model compared to our store. For instance, the company specializes mainly in liquor services for items such as craft beer and wine; while our company is planned to be a convenience store with a variety of offerings including the liquor services such as tobacco products, home and personal goods, packaged foods and drinks, etc.
- The company doesn't have co-working space or co-community space to host private meetings or community engagement events

Linwood Gas and Food

Name	Linwood Gas and Food
Industry	Gas Station and convenience Store
Address	6571 Linwood St, Detroit, MI 48208

Linwood Gas and Food is located in Detroit, MI, United States and is part of the Gas Stations Industry. Linwood Gas has Linwood Gas & Food Inc has 7 total employees across all of its locations and generates $1.10 million in sales (USD). The gas station also has a convenience store, offering basic items to local residents in the area such as bakery products, coffee and beer.

Weaknesses:
- The store doesn't provide all life essentials to residents in the area. This makes their service offerings somehow limited relative to the needs of residents.
- They neither provide delivery nor curb side pick up
- They neither have community space. Hence, they have little community engagement and unable to host events by local artists/entrepreneurs

Market Research (cont.)

Competitive Analysis

CVS

Name	CVS
Industry	Pharmacy, Convenience Store
Address	2590 W Grand Blvd, Detroit MI 48208

Kenwood Liquor is a liquor store based in Detroit, Michigan. The company's main service offerings include craft beer and fine wine.

Weaknesses:
- The company doesn't have co-working space or co-community space to host private meetings or community engagement events
- Some of their customers have reported low-quality service offerings; even though paying higher prices.
- They don't provide curb side pick up, and their delivery rate is quite low.

Family Food Super Store

Name	Family Food Super Store
Industry	
Address	8665 Rosa Parks Blvd, Detroit, MI 48206

Family Food Super Store is located in Detroit and is part of the Grocery Store Industry. Family Food Store has 3 total employees across all of its locations and generates $$371,973.00 in sales (USD). The store has some basic convenience store offerings, bakery products, coffee and beer.

Weaknesses:
- The store doesn't provide all life essentials to residents in the area. This makes their service offerings somehow limited relative to the needs of residents.
- They neither have community space. Hence, they have little community engagement and unable to host events by local artists/entrepreneurs

Market Research

Competitor list in the area

In the area we serve, there are also other indirect competitors to our business. Those competitors only touch basic service offerings that our company is planning to offer to people in the Northwest Goldberg neighborhood region. For instance:

Linwood Gas

Gas stations usually have convenience store serving drivers who need to fuel their cars. Those companies only touch basic services that large operators in the convenience store industry provide.

Family Dollar, CVS Pharmacy

Carries convenience and grocery items found in typical general stores convenience stores. CVS has a pharmacy. Both stores are national chains and do not include local items as our store will. Also, no community engagement.

Family Food Super Store

These competitors in the area don’t have strong influence on our business since they are more than one mile away from our retail location.


JOY RD
HAZELWOOD ST
PARKS BLVD
W EUCLID AVE
DEXTER AVE
LAWTON ST
W EUCLID AVE
LINWOOD ST
14TH ST
LINCOLN ST
CASS AVE
RIVER AVE
I94
GRAND RIVER AVE
MCGRAW ST
14TH ST
TIREMAN ST
W GRAND BLVD
EDSEL FORD FWY
ROSA PARKS BLVD
W WARREN AVE
MCGRAW ST

Market Research

SWOT Analysis

Strengths



- Low customer class concentration
- Low product or service concentration
- Low capital requirements
- Located within neighborhood
- Diverse product offerings
- Co-working space and community space
- Neighborhood engagement

Weaknesses



- Medium level of competition
- Low profit vs. sector average
- Low revenue per employee
- Security
- Little means of financing



Opportunities



- High revenue growth (2020-2026)
- High performance drivers
- Strong market with little business concertation
- Chance to capture a high market share within the next five years
- Possibility to expand business in the future by include more service offerings
- High percentage of African Americans
- New white and black residents with higher income and higher education levels

Threats



- Possibility of new businesses to penetrate the market with service offerings similar to ours

24

Market Research

Study: Reimaging Ferry Park, Census track 5233, includes Northwest Goldberg Neighborhood



NEIGHBORHOOD CONTEXT
LOCATION
DETROIT
FERRY PARK STUDY AREA
1 MILE
VIRGINIA PARK
NEW CENTER
WOODWARD AVE
HENRY FORD HOSPITAL
10
TECH TOWN
LASALLE GARDENS
HOLDEN ST
FERRY PARK AVE
NORTHWEST GOLDBERG
WAYNE STATE
W GRAND BLVD
LAWTON ST
96
GRAND RIVER AVE
94
WOODBRIDGE
CORE CITY
96
Neighborhoods around the Ferry Park Avenue study area. Source: ROSSETTI
8 FERRY PARK FRAMEWORK PLAN | ROSSETTI
EXISTING CONDITIONS ANALYSIS | DECEMBER 2020



Market Research

Study: Reimaging Ferry Park, Census Track 5233, includes Northwest Goldberg Neighborhood

NEIGHBORHOOD CONTEXT

ANCHORS & INSTITUTIONS

ARTS & CULTURE

A. MOTOWN MUSEUM
B. MARBLE BAR
C. ARTBLOCK
D. DETROIT PUBLIC LIBRARY DUFFIELD BRANCH

HEALTHCARE

A. HENRY FORD HOSPITAL
B. HENRY FORD CANCER CENTER
C. CARDINAL HEALTH DISTRIBUTION FACILITY

EDUCATION

A. DETROIT COLLEGIATE PREP HIGH SCHOOL
B. DETROIT URBAN LUTHERAN SCHOOL
C. THIRKELL ELEMENTARY-MIDDLE SCHOOL
D. DETROIT POLICE TRAINING ACADEMY

RELIGIOUS

A. TABERNACLE BAPTIST MISSIONARY CHURCH
B. MAYFLOWER MISSIONARY BAPTIST CHURCH
C. STAR OF ZION MISSIONARY BAPTIST CHURCH
D. TRINITY CHURCH
E. INDEPENDENT MISSIONARY BAPTIST CHURCH
F. UNIVERSITY TRIUMPH DOMINION-GOD
G. KINGDOM HALL OF JEHOVAH'S WITNESSES
H. HISTORIC KING SOLOMON CHURCH
I. DIVINITY OF GOD MISSIONARY BAPTIST
J. HOLY CROSS BAPTIST CHURCH
K. HILL'S CHAPEL
L. VICTORY BAPTIST CHURCH INTERNATIONAL
M. PILGRIM STAR BAPTIST CHURCH
N. OPEN DOOR GOSPEL TABERNACLE
O. MORNING VIEW BAPTIST CHURCH


10
GRIFFIN PARK
LASALLE PARK
W GRAND BLVD
HOLDEN ST
HECLA ST
ROSA PARKS BLVD
MARQUETTE ST
14TH ST
15TH ST
16TH ST
STANTON ST
LINWOOD ST
LAWTON ST
CROCKETT PARK
MCGRAW AVE
BISHOP PARK
GRAND RIVER AVE
96
94

Institutions near the Ferry Park Corridor study area. *Source: ROSSETTI*

Market Research

Study: Reimaging Ferry Park, Census Track 5233, includes Northwest Goldberg Neighborhood

NEIGHBORHOOD CONTEXT

RETAIL, F&B, AND SERVICES

FOOD & BEVERAGE

- (A) PAPA'S PIZZA & BBQ
- (B) HOLY MOLY DONUT SHOP
- (C) KFC
- (D) MARBLE BAR

RETAIL & PHARMACY

- (E) CVS PHARMACY
- (F) ANDY'S PHARMACY
- (G) BRAZELTON'S FLORAL
- (H) FLAWLESS PRINTING & T-SHIRTS
- (J) FAMILY DOLLAR

GAS STATION

- (K) LINWOOD GAS & FOOD
- (L) AL-RASOOL GAS STATION
- (M) BOULEVARD AUTO CENTER & AUTO SALES

OTHER

- (N) DETROIT FIRE EXTINGUISHERS

STUDY AREA



10
HENRY FORD HOSPITAL
1/2 MILE
POE ST
LASALLE GARDENS
W GRAND BLVD
HOLDEN ST
HECLA ST
ROSA PARKS BLVD
FERRY PARK AVE
14TH ST
15TH ST
16TH ST
STANTON ST
LINWOOD ST
LAWTON ST
MARQUETTE ST
MCGRAW AVE
NORTHWEST GOLDBERG
GRAND RIVER AVE
96
94

Existing retail, service, and food and beverage amenities in and around the study area. *Source: ROSSETTI*

Market Research

Study: Reimaging Ferry Park, Census Track 5233, includes Northwest Goldberg Neighborhood









Business Model

Business Model

Our Company

Kornr Store is a proposed limited liability company located in Detroit, Michigan, 48208 USA. The company is planned to be a neighborhood marketplace offering fruit and vegetables, healthy food and drink options, coffee bar, staple foods, pre-packaged foods and drinks and a mix of personal and home goods.

Our customer profile is planned to be residents within 1 mile of our store location, mostly located in Detroit 48208 census track 53233. Many of our customers will be African Americans, since they have the largest share of population. Demand will also be driven from customers that work and visit local long-time anchors and institutions.

Compared to our nearby competitors that who offer limited scope offerings, Kornr Store will help address food inequity by offering our customers access to health foods and beverages, prepared breakfast and lunch foods and a patio and green courtyard just behind the store. Our products mix will be curated to attract our target customers.

Kornr Store is 100% owned by Brinda Devine, a commercial real estate professional with +20 years in commercial real estate, development, asset management and brokerage.

Business Summary

Name: Kornr Store

Business: Marketplace/Convenience store

Location:
- Detroit, Michigan, 48208 United States

Geographical Focus:
- 48208 MI, Detroit (Northwest Goldberg)

Target Customers:
- Households and residents within 1 mile of our store location

Management:
- Brinda Devine

Competitors:
- Linwood Gas and Food
- Family Food Super Store
- Family Dollar
- CVS

Brinda Devine  Kornr Store

Business Model

Location – 6224 16th Street, Northwest Goldberg 48208



- Development plan - 2 stories, retail on 1st floor with one (1) residential unit above at approximately 1,566 SF. Directly behind the building, improved green space available for small community events.

- 1st floor – Kornr Store, neighborhood marketplace at 816 SF.
- 2nd floor residential unit is 750 SF.

Business Model

Service Offerings

Kornr Store will offer a variety of service offerings to neighborhood residents and their guests. Our services are proposed to include:

➢ **Kornr Store** – Convenience store services that fall under six categories including tobacco products, food services, personal and home goods, packaged beverages, candy and snacks, as well as alcoholic beverages such as beer and wine. Customers will be able to uses cash, credit cards, debit cards, and mobile applications like Apple Wallet and Google Pay.

➢ **Community Engagement -** Supporting and offering local products and community engagement via curated small-scale events.

➢ **Wi-fi access** – Indoor and outdoor wi-fi.





Business Model

A Contactless Model

Contactless Shopping

In addition to our brick-and-mortar location, Kornr Store will maintain an e-commerce website that will allow our customers to see what's available on site, but also experience online shopping from carefully selected local products. Incorporating this shopping method into our model will further offer a strong emphasis on our brand identity.



Contactless Payment

Contactless payment is gaining trust and admiration from consumers looking for an easier way to purchase items. For instance, CyberSource is one eCommerce platform that enables on-device payment models, such as Apple Pay and Google Pay. Creating this type of solution for customers eliminates the hassle of exchanging a physical credit card or having cash on hand. It also adds a security layer for consumers, with smartphones requiring face ID or PIN authentication to open your device, and then another authentication to access payment information inside your app. There have been instances where contactless payments have proven to be more secure than payment terminals in stores. One example of this includes an in-store payment platform being compromised to read card information of thousands of users while the contactless or in-app payment methods stayed secure. We will implement a contactless payment method for our contactless model, allowing our customers several options to pay through their mobile phones.



33

Business Model

Competitive Advantage

The competitive advantage of our company
Kornr Store competitive edge relies heavily on the broad service categories the company is planning to offer along with the associated facilities (e.g**, online shopping, green courtyard space, community space, outdoor wi-fi** etc.) that are not offered by our competitors in the marketplace.

Compared to our competitors in the market, with a particular focus on those operating within 1 mile of our store, we pride ourselves on offering a wide scope of offerings that will match the need of all residents who often find it difficult to get their desired products from nearby shops or convenience stores. Besides, having the opportunity host several small events by neighborhood will further add a lot in building our network, generating more revenues by expanding our income streams.





Business Model

Mission, Vision and Goals

Our mission and vision statement
To provide neighborhoods (Detroit and metro Detroit) with essential market demands: Healthy food and drink options, personal and home goods, wi-fi and positive messaging.

Key Goals
Within our targeted area, the key goals of our business are to:

- To ensure we deliver a high-quality, satisfying and caring customer service support our store visitors – neighborhood residents and guests visiting the neighborhood.
- To always be the consumers' first preference within our reach area
- To make sure that customers stick with our store by offering a variety of service offerings.
- To ensure the business within the organization will always be customer centric.
- To train all employees up to all high standards and let them aware of customer relationship management.
- To train the employees for managerial levels.
- Encourage, drive and support initiatives, innovation and creativity, capitalizing on opportunities to support operational goals and strategies through our proposed co-working space and community space.
- Foster an open and supportive team culture in order to gain and disseminate direction, suggestions and improvements at all levels of the shop and build ideal business partners.

Business Model

Critical Success Factors



1. Proximity to key markets
2. Attractive product presentation
3. Maintenance of excellent customer relations
4. Having a loyal customer base
5. Level of competition in the market

Proximity to key markets

Convenience stores should be located near residential areas to provide ease of access. Locations should also be remote from other food stores, including supermarkets and quick-service restaurants.

Attractive product presentation

The layout of a store must enable shoppers to easily navigate products. Additionally, the design and cleanliness of store space and product selection are key elements that attract shoppers into convenience stores

Maintenance of excellent customer relations

Convenience store operators need to provide friendly and helpful service to ensure repeat purchases. In addition, establishing a reputation for quick service is essential.

Having a loyal customer base

Having a well-established presence and good relationship with local consumers is particularly important for single-store operators that experience growing competition from chain stores and different retain channels

Level of competition in the market

Convenience stores compete with different retail channels, and therefore, proximity to different types of stores can hamper growth.

Business Model

Operational Process


In-store
Customer visits our store
Get a basket
Add some products
Checkout at Cahier
Choose a payment method and pay
Credit cards, debt cards, bank mobile application, etc.
Online
Customer visits our website
Getting to know more about the customer's needs
Shares address
Third –party delivery

Business Model

Organizational Structure

General Director
- Manages and coordinates the company's main operations
- Create, communicate and implement the organisation's vision, mission and goals
- Lead the development and implementation of the overall company's strategy to generate sales

Cashier/Clerk
- Assist customers in the in-store check-out process.
- Check prices and quantities for accuracy
- Collect and process payments
- Scan items for purchase.
- Provide assistance to customers
- Help customers locate products
- Assist in doing paperwork, stocking shelves, and maintaining the store clean and organized

E-Commerce/ Social Media Manager
- Manages Kornr Store website and online customer orders.
- Work directly with delivery team and provide them customer locations
- Help customers with complaints and questions
- Give customers information about the availability of certain products and services

```
General Manager
    ├── Cashier/Clerk
    ├── E-Commerce/ Social Media Manager ──→ Third-Party Delivery Team
    └── Other: third party agency
```

Delivery Team
- Transport items from our store to customers
- Collect payment for orders paid in delivery

Other: Third-party Inventory Specialist
- We will engage third-party inventory specialist who will be responsible for overseeing inventory control and maintaining inventory records.

Business Model

Personnel Plan

Salaries	2022	2023	2024	2025	2026	2027	2028
Designation							
General Manager	0.00	0.50	0.50	0.50	0.50	0.50	0.50
Cashier/Clerk	0.00	0.50	0.50	0.50	0.50	0.50	0.50
Customer Service Representative/E-Commerce Manager	0.00	0.00	0.50	0.50	0.50	0.50	0.50
Delivery Team	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**0.00**	**1.00**	**1.50**	**1.50**	**1.50**	**1.50**	**1.50**
Salary Per Person (Amounts in USD)							
			1.03	**1.03**	**1.03**	**1.03**	**1.03**
General Manager	0	35,000	36,050	37,132	38,245	39,393	40,575
Cashier/Clerk/ Part-time	0	-	-	-	-	-	-
Total	$ -	$ 35,000.00	$ 36,050.00	$ 37,131.50	$ 38,245.45	$ 39,392.81	$ 40,574.59

Business Model

Business Growth Strategies

Financial Strategy
- Increase revenue by offering highly reliable products and services to our customers
- Reduce the associated costs as much as possible and ensure financial substantiality
- Maintain profitability throughout the forecast period
- Diversify our revenue streams by adding new services over the forecast period, which may include baked items, groceries, and confectionery



Market Penetration Strategy
- Diversifying our customer profiles by ensuring more areas are expanded over the coming years and deliver to residents throughout Detroit
- Ensure our business is successfully positioned among big players in Detroit. This will happen by providing the main life essentials our customers are unable to find in nearby stores and targeting the right customer profiles. Then by applying different marketing strategies, more areas and customers will be penetrated; hence positioning our services among the top players in the area

Market Development Strategy
- Position our services among neighborhood residents within 1 mile of our store location
- Extensive research to ensure our main target market is penetrated
- Ensure our customers are fully aware of our businesses and that we exist in a particular area/location
- Maintain a consistent brand image about the quality of our business

Customer Strategy
- Provide the best value with the service
- Ensure customers' orders are delivered in time with no delays
- Partner with customers to provide solutions and feedback about our offers
- Invest in customer management
- Improve customer satisfaction
- Customer support to assist our potential clients with their problems and complaints
- Have a refund/return policy to ensure customer satisfaction

40

Business Model

Roadmap and Future Milestones

- Viral marketing
- Remain profitable throughout the period

- Continue marketing
- Expand the team
- Expand our customer base
- Diversify our revenue streams
- Consider partnership with other suppliers/vendors

2025

2024

2023

2022

- Increase gross margin and profit margin
- Conduct ongoing marketing campaigns and expand to different social media platforms to fully attract our customers
- Expand our business to include a more diversified customer base

- Launch of Kornr Store.
- Extensive marketing campaigns
- Develop neighborhood partnership
- Add to the team

2021

- Build the team
- Site preparation and construction
- Building our online presence
- Making our target market and neighborhood receptive for our new business
- Partner with local community organization



41


MARKETING
STRATEGY
STRATEGIES
STRATEGIC
MARKET
BUSINESS
ENVIRONMENT
ANALYSIS
PLAN
ENVIRONMENTAL PROCESS
OPPORTUNITIES
COMPANY
OBJECTIVES
INNOVATION
MODELS
FACTORS
TYPES
GOALS
SCHEME
OFTEN
GROWTH
PLANS
GENERIC
NUMBER
DEVELOPING
INTERNAL
TIME
DOMINANCE
EMPLOYED
NEEDS
NEW
MIX

Marketing Strategy

Marketing Strategy

Marketing Strategy

Most of the marketing activities our company is planning to undertake will be split between three main strategies: Recruitment Marketing, Customer Acquisition Marketing and Customer Retention Marketing. The following will be some of the major activities that will be done under these three strategies to attract a stronger customer base:

Website
From the very beginning, we will create a high-quality website, since it is the first interactive place that will help our future customers get an impression of our service offerings. We will provide details about our potential products and allow our customers to order online through our platform in case they live in areas within 2-3 miles of our location and unable to come to visit us in the store. Besides, we will focus on optimizing our website through several search engine optimizations (SEO) and different digital marketing tools such as Google AdWords, Keyword Planners, and Google Alerts in order to make our website appear in the first result page of Google.

Social Media Strategy
As a part of our marketing strategy, our company is planning to invest a big percentage of its overall revenue only on marketing its services through social media campaigns and ads, targeting our preferred customer base in Detroit within the 48202 ZIP code area. The company is planning to have an extensive network of social media platforms including that of LinkedIn, Instagram, Twitter, and Facebook, so it can reach wide demographics.

Local marketing campaigns
Through different resources such as the use of flyers, local newspapers advertisements, magazines, and word of mouth among consumers, our company will invest in local marketing activities that will help promote our service offerings.



Marketing Strategy

Marketing Activities

ONLINE

- Marketplaces
- Different websites, online magazines and newspapers
- Social media

OFFLINE

- Magazines
- Flyers
- Suppliers/vendors
- Events/food fair

Recruitment Strategy

Customer Retention Strategy

ONLINE

- Email marketing
- Social media

OFFLINE

- Direct mail
- Retention flyers

Customer Acquisition Strategy

ONLINE

- SEO
- Social Media
- Referral Strategies

OFFLINE

- Flyers, gift, vouchers
- Outdoor advertising
- Bus shelters, billboards, sandwich panels

Aware

- PR, Social Media
- Print, outdoor
- Events
- Co-working space and community space

Lead

- **Marketing**
- **SEO**

New Client

- Websites
- Social media pages

Repeat Customer

- Email
- Remarketing
- Loyalty program
- Direct mail
- Push notifications

Kornr Store Brand

- **Referral program**
- **Partnership/Affiliate**

44

Marketing Strategy

Marketing Mix

Product or Service

- Convenience store: products such as Inexpensive personal and home goods, packaged drink and food, unhealthy and healthy snacks, coffee, tea, water, packaged smoothies, and standard foods like cereal, milk, and soup.
- Co-working space and community space: small offerings from neighborhood artists/entrepreneurs (ex. soaps, candles, packaged baked goods and books), Farmers market - June to Oct, Food truck fairs - twice a year, and Art fair - summer each year

Promotion

Our marketing and promotion strategies will be offered through the following:

- Recruitment Marketing Strategy
- Customer Retention Strategy
- Customer Acquisition Strategy

Price

- Our pricing strategy is proposed to be low edging to medium, meeting the low per capita income in our targeted area



TARGET MARKET

Location

- Our distribution channels will be within one mile of our store location.
- Customers can also order their needed products online through our website/phone
- As a part of our distribution strategy, we will purchase some of our products on a wholesale agreement with local entrepreneurs and local vendors from the North End region. This amount is currently estimated at around 10% from local entrepreneurs and an extra 30% will be from other local wholesale vendors, hence making our total cost of sales nearly 40%

45



Brinda Devine
P8 Real Estate Solutions
Founder
Ph: (248) 219-6685
Em: bddevine@gmail.com
www.p8realestatesolutions.com
 Brinda Devine | LinkedIn



Management

Founder

Brinda Devine, Founder of Kornr Store

Date	Position/Credentials	Organization/University	Location
Education			
2018	Master of Business Administration (MBA)	Wayne State University	Detroit, Michigan
2014 – present	Graduate studies in Commercial Real Estate	Urban Land Institute Michigan	Detroit, Michigan
NA	Bachelor of Science (B.Sc..) in Finance	Wayne State University	Detroit, Michigan
Work Experience			
Jan 2016 – Oct 2022	Director, Real Estate and Asset Management	Wayne State University	Detroit, Michigan
Mar 2005 – Jan 2016	Senior Real Estate Officer	Wayne State University	Detroit, Michigan
June 1992 – Aug 2004	Vice President of Asset Management	Acquest Realty Advisors Inc.	Bloomfield Hills, Michigan
1990 – 1992	First of America Bank	Commercial Credit Analyst	Kalamazoo, Michigan



Sources and Uses of Funds

48

Sources and Uses of Funds

Sources and Uses of Funds (2022)

Funds Requested

$	**45,912**

Breakdown

Operating Expenses	$	20,912
Store Assets (2023 only)	$	25,000
Warehouse Assets (2023 only)	$	-
Preparation/ Improvement	$	-
Website/ Software (2023 only)	$	-
0	$	-
Other (Cash Reserve)	$	-
TOTAL	**$**	**45,912**

Sources and Uses of Funds

Terms of Debt

Loan Amortization		Startup Year						
		0	1	2	3	4	5	6

Debt Assumptions

	$
Loan Amount	45,912
Term	5
Rate	10.0%

		2022	2023	2024	2025	2026	2027	2028
Timeline			1	2	3	4	5	6
Opening			45,912	38,392	30,119	21,020	11,010	0
Total Payment			-12,111	-12,111	-12,111	-12,111	-12,111	0
Interest Payment			-4,591	-3,839	-3,012	-2,102	-1,101	0
Principal Payment			-7,520	-8,272	-9,100	-10,009	-11,010	0
Closing Balance			$ 38,391.69	$ 30,119.40	$ 21,019.88	$ 11,010.42	$ -	$ -

50



Financial Model

Financial Assumptions

Revenue Assumptions (Amounts in USD)

Details	2022	2023	2024	2025	2026	2027	2028
Revenue							
Instore Purchases	0	$ 94,998.9	$ 102,741.3	$ 111,114.7	$ 120,170.5	$ 129,964.4	$ 140,556.5
Instore/ Home & Personal Goods	-	39,686.40	42,920.84	46,418.89	50,202.03	54,293.50	58,718.42
Online	-	30,520.37	33,007.78	35,697.91	38,607.29	41,753.79	45,156.72
Business Membership	-	-	-	-	-	-	-
Miscellaneous	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
Total Revenue	$ -	$ 165,205.63	$ 178,669.89	$ 193,231.48	$ 208,979.85	$ 226,011.70	$ 244,431.66

52

Financial Assumptions

Our Assumptions vs. Industry Benchmarks   **(Amounts in USD)**

	Our Assumptions	Industry Benchmarks	
Cost of Goods	40.00%	79.50%	Below Industry Match
Marketing Expenses/ Social Media	0.24%	0.20%	Includes social media expense
Depreciation Expenses	1.17%	0.90%	Above Industry
Utilities	1.98%	1.40%	Closely Matching
Operating Expenses not including Rent	35.81%	30.00%	Above Industry, includes Rent

Industry benchmarks relative to our assumptions



Financial Statements

Income Statement   (Amounts in USD)

| Inflation | 103% | | | | | |
Details	2023	2024	2025	2026	2027	2028
COGS%	40%	40%	40%	40%	40%	40%
Total Revenue	$ 165,205.6	$ 178,669.9	$ 193,231.5	$ 208,979.8	$ 226,011.7	$ 244,431.7
Cost of Goods Sold (COGS)	66,082	71,468	77,293	83,592	90,405	97,773
Gross Profit	**99,123**	**107,202**	**115,939**	**125,388**	**135,607**	**146,659**
Gross Profit Margin	60.00%	60.00%	60.00%	60.00%	60.00%	60.00%
Expenses						
Salaries, wages & Benefits	35,000	36,050	37,132	38,245	39,393	40,575
Store rent	24,480	24,480	24,480	24,480	24,480	24,480
Marketing expenses	2,190	2,190	2,256	2,323	2,393	2,465
Utilities	3,264	3,362	3,463	3,567	3,674	3,784
Operating Expenses	14,848	15,293	15,752	16,225	16,712	17,213
Credit Card Fees	3,866	4,645	5,024	5,433	5,876	6,355
Annual Lottery License Fees	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.
Annual security alarm fees	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.
Accounting/Payroll/Tax preparation/ Legal fees	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.
Business Insurance	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.
Property Insurance	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.
Miscellaneous (Repairs and Maintenance)	0	0	0	0	0	0
Liquor License (beer and wine)	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.	included in Oper. Exp.
Depreciation	2,083	2,083	2,083	2,083	2,083	2,083
Interest	-4,591	-3,839	-3,012	-2,102	-1,101	0
Taxes (income based	1,079	1,376	1,726	2,108	2,526	2,982
Total Expenses	**82,219**	**85,641**	**88,903**	**92,363**	**96,036**	**99,937**
Net Profit	**16,904**	**21,561**	**27,036**	**33,025**	**39,571**	**46,722**

Financial Statements

Projected Cash Flows   **(Amounts in USD)**

Cash Flow Statement						
Cash from Operations						
Net Income	16,904	21,561	27,036	33,025	39,571	46,722
Depreciation	2,083	2,083	2,083	2,083	2,083	2,083
Changes in cash working capital						
Accounts Receivable	0	0	0	0	0	0
Inventory	0	0	0	0	0	0
Accounts Payable	0	0	0	0	0	0
Total	18,988	23,644	29,119	35,108	41,655	48,805
Cash Invested						
Capital Expenditures	(25,000)	0	0	0	0	0
Total	(25,000)	0	0	0	0	0
Cash from Financing						
Increase (decrease) in Debt	38,392	(8,272)	(9,100)	(10,009)	(11,010)	0
Equity Issued (repurchased)	0	0	0	0	0	0
Dividends Paid	0	0	0	0	0	0
Total	38,392	(8,272)	(9,100)	(10,009)	(11,010)	0
Opening balance	0	32,379	47,751	67,771	92,869	123,514
Increase (Decrease)	32,379	15,372	20,019	25,099	30,644	48,805
Closing Balance	**32,379**	**47,751**	**67,771**	**92,869**	**123,514**	**172,319**

Financial Charts

Revenue & Net Profit Margin



Cash Flow Statement



Financial Plan

Valuation and Key Financial Indicators: Assumptions

Key Financial Indicators

Assumptions

Interest rate	10%
Total investment	45,912
Tax rate	6%
Fiscal Year End (Month)	12
Fiscal Year End (Day)	31

	Start date	2023	2024	2025	2026	2027	2028
Date	1/1/2022	12/31/2023	12/31/2024	12/31/2025	12/31/2026	12/31/2027	12/31/2028
EBIT		13,392	19,098	25,749	33,031	40,996	49,704
Less: Cash Taxes		804	1,146	1,545	1,982	2,460	2,982
NOPAT		12,589	17,952	24,204	31,049	38,537	46,722
Plus: D&A		2,083	2,083	2,083	2,083	2,083	2,083
EBITDA		15,476	21,181	27,833	35,114	43,080	51,788
Less: Capex/ Equipment		25,000	0	0	0	0	0
Unlevered FCFF		(10,328)	20,035	26,288	33,132	40,620	48,805
Unlevered FCFF	(45,912)	(10,328)	20,035	26,288	33,132	40,620	48,805
Cash Balance	(45,912)	32,379	47,751	67,771	92,869	123,514	172,319

Financial Plan

Valuation and Key Financial Indicators

Key Indicators	
Based on cash balance	
NPV	278,808
IRR	69.05%
Based on FCFF (Free Cash Flow to the Firm)	
NPV	112,512
IRR	25.12%
Other Indicators	
Revenue CAGR	6.47%
Profit CAGR	16.73%
Cash CAGR	8.55%

Title	Form C-AR for Kornr Store
File name	formcar_kornstore updated.pdf
Document ID	c72e6223a534cc2effee9d781c02812a20b0d1d4
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History


SENT

03 / 14 / 2023
19:27:20 UTC

Sent for signature to Brinda Devine (bddevine@gmail.com)
from eve@nowall.com
IP: 71.182.205.14


VIEWED

03 / 15 / 2023
00:29:51 UTC

Viewed by Brinda Devine (bddevine@gmail.com)
IP: 97.70.45.206


SIGNED

03 / 15 / 2023
00:30:34 UTC

Signed by Brinda Devine (bddevine@gmail.com)
IP: 97.70.45.206


COMPLETED

03 / 15 / 2023
00:30:34 UTC

The document has been completed.